SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated December 10,  2002

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.                                  Nokia Press Release dated December 10 and titled: “Nokia expects 4Q EPS in line with guidance and significant mobile phone market share gains”

PRESS RELEASE
December 10, 2002

Nokia expects 4Q EPS in line with guidance

and significant mobile phone market share gains

Nokia today provided a scheduled mid-quarter update to the company’s business outlook for the fourth quarter 2002.

Fourth-quarter pro forma EPS (diluted) for the Nokia group is expected to be comfortably within the earlier estimated range of EUR 0.23 to EUR 0.25, culminating in a full year pro forma EPS (diluted) in the range of EUR 0.79 to EUR 0.81.

Overall mobile phone volume demand is developing in line with expectations and the company remains confident with its 400 million full-year handset market volume estimate for 2002. Nokia in addition expects to see significant market share gains for the fourth quarter, compared with the third quarter, 2002.

Handset sales, while being seasonally strong, have tended towards the mass-volume end of the product portfolio in the lead up to the holiday season. Fourth-quarter sales for the Nokia group are therefore expected to reach EUR 8.8 — 9.0 billion, at the lower end or slightly below earlier sales guidance of EUR 8.9 — 9.2 billion given in conjunction with third-quarter results.

Profitability at Nokia Mobile Phones is continuing at very healthy levels, with pro forma operating margins for the fourth quarter expected to exceed the level of the third quarter, 2002.

Nokia Networks sales are expected to show sequential growth compared with the third quarter. Sales estimates include revenue recognition related to dual-mode GSM/WCDMA network equipment of about EUR 400 million, based on the assumption that the necessary technology milestones for such recognition are met by the end of the year. Pro forma operating margins for Nokia Networks are now estimated to be approximately zero for the fourth quarter.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by “believe,” “expect,” “anticipate,” “foresee” or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect.  Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the replacement market and the Company’s success in the 3G market; 2) demand for products and services; 3) market acceptance of new products and service introductions; 4) the availability of new products and services by operators; 5) weakened economic conditions in many of the Company’s principal markets; 6) pricing pressures; 7) intensity of competition; 8) the impact of changes in technology; 9) consolidation or other structural changes in the mobile communications market; 10) the success and financial condition of the Company’s partners, suppliers and customers; 11) the management of the Company’s customer financing exposure; 12) the continued success of product development by the Company; 13) the continued success of cost-efficient, effective and flexible manufacturing by the Company; 14) the ability of the Company to source component production and R&D without interruption and at acceptable prices; 15) inventory management risks resulting from shifts in market demand; 16) fluctuations in exchange rates, including, in particular, the fluctuations in the euro exchange rate between the US dollar and the Japanese yen; 17) impact of changes in government policies, laws or regulations; 18) the risk factors specified on pages 10 to 17 of the Company’s Form 20-F for the year ended December 31, 2001.

For more information:

Lauri Kivinen, Corporate Communications, tel. +358 7180 34495

Ulla James, Investor Relations, tel. +1 972 894 4880

Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

•                  Nokia plans a 4Q and end-year results announcement for 23 January, 2003.

•                  Results announcements for 1Q, 2Q and 3Q, 2003 are planned for April 17, July 17 and October 16, respectively.

•                  The Annual General meeting is expected to be held on March 27, 2003.

SIGNATURE

                         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel